UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

enGene Holdings Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

29286M105

(CUSIP Number)

Forbion Growth Sponsor FEAC I B.V.

Gooimeer 2-35

1411 DC Naarden

The Netherlands

Tel: +31 356 993 000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D,and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29286M105	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Sponsor FEAC I B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,502,338 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,502,338 (1)(2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 5,502,338 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4% (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) 3,765,932 Common Shares and (b) 1,736,406 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.
(2)

Forbion Growth Sponsor FEAC I B.V. (the “Sponsor”) is the record holder of 3,765,932 Common Shares and 1,736,406 Warrants. Forbion Growth Opportunities Fund I Cooperatief U.A. (“Forbion Cooperatief”) wholly owns the Sponsor and therefore the Sponsor shares the voting and investment power over the Common Shares and Warrants with Forbion Cooperatief and, indirectly, with Forbion Cooperatief’s sole director, Forbion Growth Management B.V. (“Forbion Management”), which exercises voting and investment power through its investment committee (the “Investment Committee”), consisting of S. Slootweg, M. A. van Osch, G. J. Mulder, V. van Houten, D.A.F. Kersten, N.L. Luneborg, W.S.J. Joustra and J.M. Bos. None of the members of the Investment Committee has individual voting and investment power with respect to the Common Shares and Warrants, and each such member disclaims beneficial ownership of such shares except to the extent of his or her proportionate pecuniary interest therein. See Item 5 below for further information.

(3)

Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) approximately 50,973,888 Common Shares outstanding as of October 30, 2024 (consisting of 44,215,577 shares outstanding as of September 6, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on September 10, 2024, plus an aggregate of 6,758,311 issued in the Private Placement, as defined and described herein) plus (ii) 1,736,406 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(4)

The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Opportunities Fund I Cooperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,201,434 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,201,434 (1)(2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 9,201,434 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2% (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)

Includes (a) 3,765,932 Common Shares and 1,736,406 Warrants held by the Sponsor, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share (collectively, the “Sponsor Securities”) and (b) 3,032,430 Common Shares and 666,666 Warrants held by Forbion Cooperatief, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share (collectively, the “FGOF Securities”).

(2)

Forbion Cooperatief wholly owns the Sponsor and therefore the Sponsor and Forbion Cooperatief have shared voting and investment power over the Sponsor Securities. Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power (i) with Forbion Cooperatief over the FGOF Securities and (ii) with Forbion Cooperatief and, indirectly, the Sponsor, over the Sponsor Securities. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities and FGOF Securities, and each such member disclaims beneficial ownership of the Sponsor Securities and FGOF Securities except to the extent of his or her proportionate pecuniary interest therein. See Item 5 below for further information.

(3)

Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) approximately 50,973,888 Common Shares outstanding as of October 30, 2024 (consisting of 44,215,577 shares outstanding as of September 6, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on September 10, 2024, plus an aggregate of 6,758,311 issued in the Private Placement, as defined and described herein) plus (ii) 2,403,072 Common Shares issuable upon the exercise of the Warrants beneficially owned by the Reporting Person.

(4)

The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Schedule 13D

1.	Name of the Reporting Person Forbion Growth Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by the Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,201,434 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,201,434 (1)(2)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 9,201,434 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2% (3)(4)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (a) the Sponsor Securities and (b) the FGOF Securities.
(2)

Forbion Cooperatief wholly owns the Sponsor and therefore the Sponsor and Forbion Cooperatief have shared voting and investment power over the Sponsor Securities. Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power (i) with Forbion Cooperatief over FGOF Securities and (ii) with Forbion Cooperatief and, indirectly, the Sponsor, over the Sponsor Securities. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities and the FGOF Securities, and each such member disclaims beneficial ownership of the Sponsor Securities and the FGOF Securities except to the extent of his or her proportionate pecuniary interest therein. See Item 5 below for further information.

(3)

Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) approximately 50,973,888 Common Shares outstanding as of October 30, 2024 (consisting of 44,215,577 shares outstanding as of September 6, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on September 10, 2024, plus an aggregate of 6,758,311 issued in the Private Placement, as defined and described herein) plus (ii) 2,403,072 Common Shares issuable upon the exercise of the Warrants held by the Reporting Persons.

(4)

The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Schedule 13D

EXPLANATORY STATEMENT

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value per share (the “Common Shares”), of enGene Holdings Inc., a corporation incorporated under the laws of Canada (the “Issuer”). This Amendment amends the Schedule 13D as specifically set forth herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a)-(c) is hereby amended and restated as follows:

(a) and (b)

1. Sponsor Securities. As of the date hereof, Forbion Growth Sponsor FEAC I B.V. (the “Sponsor”) may be deemed to beneficially own 5,502,338 Common Shares, consisting of (a) 3,765,932 Common Shares and (b) 1,736,406 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment (collectively, the “Sponsor Securities”). The Sponsor Securities represent 10.4% of the Issuer’s total Common Shares, calculated based on a total of (i) approximately 50,973,888 Common Shares outstanding as of October 30, 2024 (consisting of 44,215,577 shares outstanding as of September 6, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on September 10, 2024, plus an aggregate of 6,758,311 issued in the Private Placement, as defined and described herein) plus (ii) 1,736,406 Common Shares issuable upon the exercise of the Warrants held by the Sponsor.

J.M. Bos, C. Lesser, S. Slootweg and W.S.J. Joustra are directors of the Sponsor and have shared voting and investment discretion with respect to the Sponsor Securities and may be deemed to have indirect shared beneficial ownership of the Sponsor Securities held by the Sponsor. J. M. Bos, C. Lesser, S. Slootweg and W.S.J. Joustra each disclaims beneficial ownership over the Sponsor Securities except to the extent of his proportionate pecuniary interest therein.

Forbion Growth Opportunities Fund I Cooperatief U.A. (“Forbion Cooperatief”) wholly owns the Sponsor and therefore the Sponsor shares the voting and investment power over the Sponsor Securities held by it with Forbion Cooperatief and, indirectly, with Forbion Cooperatief’s sole director, Forbion Growth Management B.V. (“Forbion Management”), which exercises voting and investment power through its investment committee (the “Investment Committee”), consisting of S. Slootweg, M. A. van Osch, G. J. Mulder, V. van Houten, D.A.F. Kersten, N.L. Luneborg, W.S.J. Joustra and J.M. Bos. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities, and each such member disclaims beneficial ownership of such Sponsor Securities except to the extent of his or her proportionate pecuniary interest therein.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Sponsor Securities.

2. FGOF Securities. As of the date hereof, Forbion Cooperatief may be deemed to beneficially own 9,201,434 Common Shares, consisting of (a) the Sponsor Securities and (b) 3,032,430 Common Shares and 666,666 Warrants held by Forbion Cooperatief, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share (collectively, the “FGOF Securities”). The Sponsor Securities and FGOF Securities collectively represent 17.2% of the Issuer’s total Common Shares, calculated based on a total of (i) approximately 50,973,888 Common Shares outstanding as of October 30, 2024 (consisting of 44,215,577 shares outstanding as of September 6, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on September 10, 2024, plus an aggregate of 6,758,311 issued in the Private Placement, as defined and described herein) plus (ii) 2,403,072 Common Shares issuable upon the exercise of the Warrants beneficially owned by the Reporting Persons.

Forbion Management is the sole director of Forbion Cooperatief and therefore shares voting and investment power with Forbion Cooperatief over the Sponsor Securities and FGOF Securities. Forbion Management exercises voting and investment power through its Investment Committee. None of the members of the Investment Committee has individual voting and investment power with respect to the Sponsor Securities and the FGOF Securities, and each such member disclaims beneficial ownership of such shares except to the extent of his or her proportionate pecuniary interest therein.

CUSIP No. 29286M105	Schedule 13D

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Common Shares.

(c) Information with respect to transactions in the Common Shares effected by the Reporting Persons since the most recent filing of Schedule 13D is set forth below.

Private Placement

On October 30, 2024, Forbion Cooperatief purchased an aggregate of 561,797 Common Shares in connection with a private placement by the Issuer (the “Private Placement”). The shares were purchased at a purchase price of $8.90 per share, amounting to a total consideration of $4,999,993.30, using funds from working capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

Subscription Agreements

In connection with the Private Placement, the Company entered into subscription agreements (the “Subscription Agreements”) with the investors named therein, including Forbion Cooperatief (the “Investors”). Pursuant to the Subscription Agreements, the Company agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission within 20 business days after the closing of the Private Placement for purposes of registering the resale of the shares issued in the Private Placement (the “Subscribed Shares”), to use commercially reasonable efforts to have such registration statement declared effective within the time period set forth in the Subscription Agreements, and to keep such registration statement effective until the earliest of (i) the third anniversary of the effectiveness of the registration statement, (ii) the time as all of the Subscribed Shares purchased by the Investors pursuant to the terms of the Subscription Agreements have been sold pursuant to the registration statement or Rule 144 under the Securities Act of 1933, as amended, or (iii) such time as the Subscribed Shares become eligible for resale by non-affiliates without any volume limitations or other restrictions pursuant to Rule 144 under the Securities Act.

The Subscription Agreements contain customary representations, warranties and agreements by the Company, indemnification obligations of the Company and the Investors, including for liabilities under the Securities Act, and other obligations of the parties.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Subscription Agreement, which is filed as Exhibit 6 hereto, and the terms of which are incorporated by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 6	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 25, 2024).

CUSIP No. 29286M105	Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: November 1, 2024

Forbion Growth Sponsor FEAC I B.V.

By:	/s/ Sander Slootweg
Sander Slootweg, Director

By:	/s/ Wouter Joustra
Wouter Joustra, Director

Forbion Growth Opportunities Fund I Cooperatief U.A.

By:	/s/ Sander Slootweg
Sander Slootweg, on behalf of Forbion Growth Management B.V., Director

By:	/s/ Wouter Joustra
Wouter Joustra, on behalf of Forbion Growth Management B.V., Director

Forbion Growth Management B.V.

By:	/s/ Sander Slootweg
Sander Slootweg, Director

By:	/s/ Wouter Joustra
Wouter Joustra, Director

CUSIP No. 29286M105	Schedule 13D

SCHEDULE A

CERTAIN INFORMATION CONCERNING DIRECTORS AND EXECUTIVE

OFFICERS OF THE REPORTING PERSONS

Directors and Executive Officers of the Sponsor. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of the Sponsor. Each of the individuals listed below is employed by the Sponsor, which has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, the Netherlands. Each such individual is a citizen of the Netherlands.

Name	Present Principal Occupation or Employment
J.M. Bos	Director
C. Lesser	Director
S. Slootweg	Director
W.S.J. Joustra	Director

Directors and Executive Officers of Forbion Cooperatief. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of Forbion Cooperatief. The entity listed below is incorporated in the Netherlands and has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, the Netherlands.

Name	Present Principal Occupation or Employment
Forbion Growth Management B.V.	Director

Directors and Executive Officers of Forbion Management. The following table sets forth the name and present principal occupation or employment for each director and each executive officer of Forbion Management. Each of the individuals listed below is employed by Forbion Management, which has a principal business address of 2 Gooimeer 2-35, 1411 DC Naarden, The Netherlands. Each such individual is a citizen of the Netherlands, except for N.L. Luneborg, who is a citizen of Denmark.

Name	Present Principal Occupation or Employment
S. Slootweg	Director
M. A. van Osch	Director
G. J. Mulder	Director
V. van Houten	Director
D.A.F. Kersten	Director
N.L. Luneborg	Director
W.S.J. Joustra	Director
J.M. Bos	Director